

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Jeffrey DeNunzio
President
NL One Corporation
780 Reservoir Avenue
Cranston, RI 02910

Re: NL One Corporation
Registration Statement on Form S-1
Filed September 3, 2014
File No. 333-198528

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments.

S-1 Facing Page

1. Please indicate on this page if any of the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Prospectus Cover Page

2. We note that information required on the prospectus cover page is instead spread over four pages of the prospectus. Please present the required information on a single prospectus cover page. Refer to Regulation S-K, Item 501(b).

3. Please revise to clarify whether you intend to quote your common stock on the OTC Bulletin Board or the OTC Markets. If you are planning to quote on the OTC Markets, please also revise to disclose the applicable tier.

4.   We refer to the final paragraph on page 4. Please tell us what information you have referred investors to outside of the prospectus.

Our Company, page 5

5.   Please revise to disclose, if true, that you have no assets. We note your disclosure on page 9 indicating that the Company has been "temporarily dormant due to a lack of funding." Please add risk factor disclosure describing the dormancy, including its duration and the impact on your ability to successfully resume operations.

6.   We note your disclosures on page 27. Please revise to disclose the April 29, 2014 change in control, including the amount paid by Mr. Thomas DeNunzio. Please also revise to disclose the August 18, 2014 share issuance to Mr. Thomas DeNunzio.

7.   Please revise to clarify briefly how you are "involved" in the development of fiber optic and electronic technologies. In this regard, your disclosure in the same paragraph says that you have not begun development yet. Also, provide us your basis for referring to the existence of "Company technology" and/or "our technology." To the extent that the steps you have taken are limited to the filing of a provisional patent, please revise to disclose this point in your Summary.

8.   We note your disclosure in the final paragraph on page 5 concerning prior capital contributions by Jeffrey DeNunzio. Please tell us what capital contributions he has made and where these contributions are reflected in your disclosures.

Termination of the Offering, page 7

9.   Please describe the procedure by which the offering may be extended beyond, or terminated before, 180 days, including what factors you will consider and how investors will be notified of such changes.

Emerging Growth Company, page 8

10.   Please also supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

11.   Please revise to disclose all material terms of the informal agreement with Jeffrey DeNunzio to advance funds to pay for the company's offering costs, filing fees, and professional fees. Include in your disclosure any understandings regarding the interest

rate and repayment date.   Please also disclose in greater detail what happens in the event that Jeffrey DeNunzio does not advance the funds necessary to meet the offering costs, filing fees, and professional fees.

12.   Please also tell us what "offering costs" you will incur and where they are reflected in your Item 13 disclosures on page 28.

13.   We note your disclosure on pages 18, 19, 24 and elsewhere addressing your plans to develop technologies, including the use of third-party engineering firms and hiring employees. In light of your current liquidity position, the lack of any capital resources as of June 30, 2014 and the dormancy of your operations, please revise to discuss known material trends concerning costs associated with developing the technologies you reference and your ability and plans to fund these costs. To the extent that you require a certain amount of funds to operate the business, please disclose.

Risk Factors, page 10

14.   Please refer to Regulation S-K, Item 503(c) and revise so that your risk factor disclosure immediately follows your Summary disclosure.

15.   Please tell us whether you intend to register your common stock under Section 12(g) of the Exchange Act before this Form S-1 is effective. If you do not intend to register your common stock under Section 12(g), please add a risk factor to explain the effect of the automatic reporting suspension in Section 15(d) of the Exchange Act as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Description of Business, page 14

16.   Please revise to disclose whether any devices have been developed or marketed which provide for non-invasive continuous or automatic monitoring of glucose.

17.   We note your disclosures on page 27 concerning the issuance of a substantial number of shares to Mr. Thomas DeNunzio for services rendered in developing the Company's business plan; however, it is unclear whether you have discussed the substance of this business plan in the registration statement. In this regard, we refer to the Form S-1/A (333-165538) that was filed in October 2010 and note that it is unclear how the direction of the business differs, if at all, from the business undertaken by prior management four years ago. Please revise or advise. Also, please file the written agreement or a summary of the oral agreement concerning the services provided by Mr. Thomas DeNunzio.

18.   Please disclose, as applicable, whether the technology is a concept for which no substantial steps have been taken to develop. Are the functions you describe merely theoretical? If so, please:

- revise substantially to clarify and to remove the implications that the functions you describe are proven; for example, we note your disclosure on page 16 that fullerenes can act as a biochemical switch and the switch will trigger an alarm.
- tell us, with a view toward disclosure, the basis for the theory and how you have concluded that the disclosure regarding your planned products is reasonable.

Selling Shareholders, page 21

19. Please provide us your analysis of whether this offering is on behalf of the issuer. For guidance, please see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on the Commission's web site.

Plan of Distribution, page 22

Shares Offered by the Selling Stockholders, page 22

20. Your disclosure under this heading indicates that you are not aware of existing arrangements relating to the sale and distribution of the shares; however, other disclosures throughout the filing suggest the existence of arrangements. In this regard, we note your disclosures on pages 3, 7 and 22 indicate that the shares will be offered on a "best efforts basis" and that that there is a defined offering period and an established closing date. Additionally your disclosure on page 20 suggests that there will be an escrow agent appointed in the future and your disclosure on page 22 indicates that there is a subscription agreement. Accordingly, please advise us as to whether there is a plan of distribution for the securities and revise your disclosure accordingly. Also, please file as an exhibit the subscription agreement that you reference on page 22.

Shares Offered by the Company, page 22

21. Please revise to explain which shares are "offered by the Company" in this "self-underwritten" offering and which securities Mr. Jeffrey DeNunzio is "offering on (y)our behalf." In this regard, it is unclear whether the Company plans to issue new shares, but has not reflected these shares elsewhere in the prospectus, or whether you are referring to all or a portion of the 134 million shares currently reflected in the Selling Shareholders section. To the extent that you are referring to any of the shares reflected in the Selling Shareholders section, please explain to us why you believe that the Rule 3a4-1 safe harbor would cover Mr. Jeffrey DeNunzio's selling activities.

Description of Securities, page 23

22. We note that section 7 of your bylaws establishes one vote per share on page 26. We also note that Article X permits your board of directors to amend the bylaws. Please tell us whether the board can change the voting power of the common shares without shareholder approval.

Patents and Trademarks, page 24

23.   We note your disclosures concerning provisional patent applications. If you do not yet
       have rights to any granted patents, please revise your references "patent rights" to remove
       the implication that you do.

24.   Please disclose the patent application numbers, identify when the utility patent
       applications must be filed in order to preserve the date established by the applications,
       and indicate whether these two applications are substantially similar to the 2009
       applications that you described in the Form S-1 filed in 2010. If they are substantially
       similar, please disclose whether the prior patent applications lapsed or received a
       disposition. Also, please tell us who wrote the 2009 applications and who wrote the 2014
       applications. To the extent that your former CEO or someone else who is no longer
       employed with the company wrote the applications, please tell us whether you have the
       expertise to file the utility patent applications. Also, disclose whether you have sufficient
       funding to file the utility patent applications within the required timeframes.

Directors and Executive Officers, page 25

25.   With respect to Jeffrey DeNunzio, please reconcile your disclosure concerning the April
       29, 2014 date of formation and your disclosures on page 14. Please revise to explain in
       greater detail Mr. DeNunzio's experience as a research specialist for Z Holdings Group.
       In this regard, what type of research did he perform on behalf of the employer?

26.   We note your disclosure on pages 25 and 26 concerning the lack of involvement in legal
       proceedings by your officers and directors. Please confirm to us that you also have
       considered your disclosure obligations with respect to any promoters or control persons
       as required by Regulation S-K, Item 401(g).

Exhibits

27.   We note your disclosures on page 27. Please file as an exhibit the July 2009 assignment
       agreement between your former President and Director and the company for the rights to
       the two inventions.

Exhibit 5.1

28.   For registration statements that register the resale of shares that are already outstanding,
       the legality opinion should recognize that these securities are already outstanding and
       fully paid. In these situations, the opinion should state that the shares "are" – and not
       "will be" – legally issued, fully paid and non-assessable. Please have counsel refer to
       section Staff Legal Bulletin II.B.2.h and revise the opinion accordingly, or advise.

Jeffrey DeNunzio
NL One Corporation
September 30, 2014
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Adam S. Tracy, Esq.